Exhibit

Exhibit Description

99.1	Announcement on 2014/05/30: Supplement to the unsecured straight corporate bond issuance authorized by the Board of Director resolution

99.2	Announcement on 2014/06/03: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2014/06/11: Important Resolutions from UMC’s 2014 Annual General Meeting

99.4	Announcement on 2014/06/16: Important Resolutions from 12th term 17th Board Meeting

99.5	Announcement on 2014/06/16: The Company announced the record date for cash dividend

99.6	Announcement on 2014/06/16: To announce related materials on disposal of EPISTAR corporation

99.7	Announcement on 2014/06/17: To announce related materials on acquisition of machinery and equipment

99.8	Announcement on 2014/06/18: To announce related materials on acquisition of machinery and equipment

99.9	Announcement on 2014/06/18: UMC will attend investor conferences on 2014/06/23

99.10	Announcement on 2014/06/18: To announce related materials on disposal of common shares of PARADE TECHNOLOGIES LTD. on behalf of UMC Capital Corporation

99.11	Announcement on 2014/06/19: UMC will attend investor conferences on 2014/06/27

99.12	Announcement on 2014/06/09: May Revenue

99.13	Announcement on 2014/06/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Supplement to the unsecured straight corporate bond issuance authorized by the Board of Director resolution

1. Date of the board of directors resolution: NA
2. Name ¡i—nth issue of (secured, unsecured) corporate bonds of        Co.¡j: United Microelectronics Corporation 1st unsecured straight corporate bond issuance in 2014
3. Total amount of the issue: NT$5,000 million; 7-year bond for NT$2,000 million and 10-year bond for NT$3,000 million
4. Face value: NT$1 million each
5. Issue price: at par
6. Issue period: 7 years and 10 years
7. Issue coupon/interest rate: Fixed rate, 1.70% p.a. and 1.95% p.a. for 7-year and 10-year bond respectively
8. Types, names, monetary amounts of security or collateral and stipulations thereupon: N/A
9. Use of the funds raised by the offering and utilization plan: To repay debts
10. Underwriting method: No public offering
11. Trustees for the bonds: Taiwan Cooperative Bank (Trust Department)
12. Underwriter or distributing agent institution: None
13. Guarantor(s) for the issue: None
14. Institution serving as agent for payment of the principal and interest: CTBC Bank Co., Ltd
15. Certifying institution: None
16. Where convertible into shares, the rules for conversion: N/A
17. Resale conditions: None
18. Repurchase conditions: None
19. The record date for share conversion, if conversion, exchange, or subscription rights are attached: N/A
20. Possible dilution of equity, if conversion, exchange, or subscription rights are attached: N/A
21. Any other matters that need to be specified: None.

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/04/01~2014/06/03
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $659,276,676 NTD; total transaction price: $659,276,676 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.3

Important Resolutions from UMC’s 2014 Annual General Meeting

1. Date of the shareholders’ meeting: 2014/06/11
2. Important resolutions:

(1) Approved the 2013 business report and financial statements

(2) Approved the 2013 retained earnings distribution

(3) Approved a cash distribution from additional paid-in capital

(4) Approved to amend the Company’s “Acquisition or Disposal of Assets Procedure”

(5) Approved the issuance plan for private placement of common shares ADR/GDR or CB/ECB, including Secured or Unsecured Corporate Bonds, to no more than 10% of registered capital

3. Endorsement of the annual financial statements (indicate “yes” or “no”): yes
4. Any other matters that need to be specified: none

Exhibit 99.4

Important Resolutions from 12th term 17th Board Meeting

1. Date of occurrence of the event: 2014/06/16
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”):head office
4. Reciprocal shareholding ratios: N/A
5. Name of the reporting media: N/A
6. Content of the report: N/A
7. Cause of occurrence:

The board meeting has approved important resolutions as follows:

(1) Approved 2014/07/13 as the record date for cash dividend.

(2) Approved this round’s capital budget execution of NTD 25,648 million towards capacity deployment.

8. Countermeasures: None
9. Any other matters that need to be specified: None

Exhibit 99.5

The Company announced the record date for cash dividend

1.	Date of the resolution by the board of directors or shareholders’ meeting or decision by the Company: 2014/06/16

2.	Type of ex-rights or ex-dividend (please enter: “Ex-rights”, “Ex-dividend”, or “Ex-rights and dividend”): Ex-dividend

3.	Type and monetary amount of dividend distribution:

(A) Cash distribution of NT$6,128,094,002 from additional paid-in capital, NT$0.49 per share

(B) Cash dividend of NT$125,063,143 from earnings, NT$0.01 per share

The total amount of cash distributed to shareholders of NT$6,253,157,145, NT$0.50 per share

4. Ex-rights (ex-dividend) trading date: 2014/07/07
5. Last date before book closure: 2014/07/08
6. Book closure starting date: 2014/07/09
7. Book closure ending date: 2014/07/13
8. Ex-rights (ex-dividend) record date: 2014/07/13
9. Any other matters that need to be specified: Cash dividend for common shares is estimated to be paid on 2014/08/07.

Exhibit 99.6

To announce related materials on disposal of EPISTAR corporation

1. Name of the securities: Common shares of EPISTAR corporation
2. Trading date: 2014/06/16
3. Trading volume, unit price, and total monetary amount of the transaction: trading volume: 10,500,000 shares; average unit price: NTD 69.10; total amount: NTD 725,550,000
4. Gain (or loss) (not applicable in case of acquisition of securities): NTD 416,436,556
5. Relationship with the underlying company of the trade: investee company treated as available-for-sale financial assets.
6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. ledges): cumulative volume: 10,714,991 shares; amount: NTD 315,442,645; percentage of holdings: 1.14%; status of restriction of rights: o
7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 12.64%; ratio of shareholder’s equity: 17.86%; the operational capital as shown in the most recent financial statement: NTD 47,518,065,000
8. Concrete purpose/objective of the acquisition or disposal: financing operation
9. Do the directors have any objections to the present transaction?: none
10. Any other matters that need to be specified: none

Exhibit 99.7

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/05/15~2014/06/17
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $703,014,213 NTD; total transaction price: $703,014,213 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.8

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/06/17~2014/06/18
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $1,678,145,200 NTD; total transaction price: $1,678,145,200 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML Hong Kong Ltd. c/o ASML Netherlands B.V.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price?: Not applicable
13. Has an appraisal report not yet been obtained?: Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.9

UMC will attend investor conferences on 2014/06/23

1. Date of the investor conference: 2014/06/23~2014/06/24
2. Time of the investor conference: 16:00
3. Location of the investor conference: London, UK
4. Brief information disclosed in the investor conference: The Company will attend the “Taiwan Corporate Day “conference, held by Citi.
5. The presentation of the investor conference release: It will be the same as the investor conference on 2014/04/30.
6. Will the presentation be released in the Company’s website: Yes, please refer to the Company’s website at www.umc.com
7. Any other matters that need to be specified: Time of the investor conference in London is 9:00 am.

Exhibit 99.10

To announce related materials on disposal of common shares of PARADE TECHNOLOGIES LTD. on behalf of
UMC Capital Corporation

1. Name of the securities: common shares of PARADE TECHNOLOGIES LTD.
2. Trading date: 2013/08/19~2014/06/18
3. Trading volume, unit price, and total monetary amount of the transaction: Trading volume: 1,202,000 shares, unit price: NTD 251.03, total monetary amount: NTD 301,738,002
4. Gain (or loss) (not applicable in case of acquisition of securities): NTD 290,223,181
5. Relationship with the underlying company of the trade: none
6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 1,522,534 shares; amount: USD 460,336.67; percentage of holdings: 2.04%; status of restriction of rights: none
7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets:1.21%; ratio of shareholder’s equity:1.70%; the operational capital as shown in the most recent financial statement: NTD 47,518,065,000
8. Concrete purpose/objective of the acquisition or disposal: financing operation
9. Do the directors have any objections to the present transaction?: none
10. Any other matters that need to be specified: none

Exhibit 99.11

UMC will attend investor conferences on 2014/06/27

1. Date of the investor conference: 2014/06/27
2. Time of the investor conference: 09:00
3. Location of the investor conference: Grand Hyatt Hotel, Taipei
4. Brief information disclosed in the investor conference: The Company will attend the “Taiwan Conference 2014”, held by UBS.
5. The presentation of the investor conference release: It will be the same as the investor conference on 2014/04/30.
6. Will the presentation be released in the Company’s website: Yes, please refer to the Company’s website at www.umc.com
7. Any other matters that need to be specified: None.

Exhibit 99.12

United Microelectronics Corporation
June 9, 2014

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of May 2014.

1)	Sales volume (NT$ Thousand)

Period	Items	2014	2013	Changes	%
May	Net sales	11,930,014	10,863,111	1,066,903	9.82%
Year-to-Date	Net sales	55,152,339	48,925,254	6,227,085	12.73%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,400,000	1,400,000	42,689,257
Note : On December 19, 2012, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,400 million.

4)	Financial derivatives transactions : None

Exhibit 99.13

United Microelectronics Corporation
For the month of May, 2014

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

		Number of shares as	Number of shares as of
Title	Name	of Apr. 30, 2014	May 31, 2014	Changes
—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares
		pledged as of	pledged as of
Title	Name	Apr. 30, 2014	May 31, 2014	Changes
—	—	—	—	—